RBC Capital Markets®	Filed Pursuant to Rule 433 Registration Statement No. 333-171806

The information in this preliminary terms supplement is not complete and may be changed.

Preliminary Terms Supplement

Subject to Completion:
Dated June 10, 2013

Pricing Supplement Dated June __, 2013 to the Product
Prospectus Supplement, Prospectus Supplement, and
Prospectus, Each Dated January 28, 2011
$ Callable Reverse Convertible Notes Linked to the Market Vectors Gold Miners ETF® Royal Bank of Canada

Royal Bank of Canada is offering Callable Reverse Convertible Notes linked to the shares of the Market Vectors Gold Miners ETF® (“RevCons” or the “Notes”). The RevCons offered are senior unsecured obligations of Royal Bank of Canada, will pay a coupon at the interest rate specified below, and will have the terms described in the documents described above, as supplemented or modified by this terms supplement, as set forth below.

The RevCons do not guarantee any return of principal at maturity. Any payments on the RevCons are subject to our credit risk.
Investing in the RevCons involves a number of risks. See “Risk Factors” beginning on page 1 of the prospectus supplement dated January 28, 2011, “Additional Risk Factors Specific to Your Notes” beginning on page PS-3 of the product prospectus supplement dated January 28, 2011, and “Selected Risk Considerations” beginning on page P6 of this terms supplement.

The RevCons will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the “FDIC”) or any other Canadian or U.S. government agency or instrumentality.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this terms supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Issuer:	Royal Bank of Canada	Listing:	None
Pricing Date:	June 25, 2013	Principal Amount:	$1,000 per RevCons
Issuance Date:	June 28, 2013	Maturity Date:	June 30, 2014
Coupon Payment:	Each coupon will be paid in equal quarterly payments. (30/360)	Final Stock Price:	The closing price of the Reference Stock on the valuation date.
Initial Stock Price:	The closing price of the Reference Stock on the pricing date.
Automatic Call:
The Notes will be automatically called for 100% of their principal amount, plus accrued interest, if the closing price of the Reference Stock is equal to or greater than the Initial Stock Price on any quarterly Call Date.

Payment at Maturity (if held to maturity):	For each $1,000 principal amount, $1,000 plus any accrued and unpaid interest at maturity unless the Final Stock Price is less than the Barrier Price.
If the Final Stock Price is less than the Barrier Price, then at maturity the investor will receive a cash amount that is less than the principal amount (reflecting the percentage decrease in the price of the Reference Stock), in addition to accrued and unpaid interest.

Investors could lose some or all of their investment at maturity if there has been a decline in the trading price of the Reference Stock.
Monitoring Period:	The Valuation Date.

Reference Stock	Coupon Rate	Barrier Price	Term	Cusip	Principal Amount	Price to Public	Agent’s Commission	Proceeds to Royal Bank of Canada
Market Vectors Gold Miners ETF® (GDX)	[11.75%-13.75%]	80.00%	12 Months	78008S3G9	$[ ]	100%	$[ ] [ ]%	$[ ] [ ]%

If the Notes priced on the date of this terms supplement, RBC Capital Markets, LLC, which we refer to as RBCCM, acting as agent for Royal Bank of Canada, would receive a commission of approximately $2.50 per $1,000 in principal amount of the Notes and would use a portion of that commission to allow selling concessions to other dealers of up to approximately $2.50 per $1,000 in principal amount of the Notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions.  If the Notes priced on the date of this terms supplement, the price of the Notes would also include a profit of approximately $12.50 per $1,000 in principal amount of the Notes earned by Royal Bank of Canada in hedging its exposure under the Notes. In no event will the total of the commission received by RBCCM, which includes concessions to be allowed to other dealers, and the hedging profits of Royal Bank of Canada, exceed $20.00 per $1,000 in principal amount of the Notes. See “Supplemental Plan of Distribution (Conflicts of Interest)” below.

We may use this terms supplement in the initial sale of the RevCons. In addition, RBCCM or another of our affiliates may use this terms supplement in a market-making transaction in the RevCons after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this terms supplement is being used in a market-making transaction. See “Supplemental Plan of Distribution (Conflicts of Interest)” on P13.

RBC Capital Markets, LLC

Reverse Convertible Notes due June 30, 2014 Linked to the Market Vectors Gold Miners ETF®

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in this terms supplement, the product prospectus supplement, the prospectus supplement, and the prospectus.

General:
This terms supplement relates to an offering of Reverse Convertible Notes (“RevCons” or the “Notes”) linked to the shares of the Market Vectors Gold Miners ETF® (the “Reference Stock”).  The Notes have a term of twelve months.

Issuer:	Royal Bank of Canada (“Royal Bank”)

Issue:	Senior Medium-Term Notes, Series E

Pricing Date:	June 25, 2013

Issuance Date:	June 28, 2013

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 thereafter.

Designated Currency:	U.S. Dollars

Coupon Payment:	Each coupon will be paid in equal quarterly payments. (30/360)

Coupon Payment Dates:	The coupon will be paid on September 30, 2013, December 31, 2013, March 31, 2014 and the Maturity Date.

Automatic Call:	If, on any Call Date, the closing price of the Reference Stock is equal to or greater than the Call Price, then the Notes will be automatically called.

Payment if Called:
If the Notes are automatically called, then, on the applicable Call Settlement Date, for each $1,000 principal amount, you will receive $1,000 plus any accrued and unpaid interest to but excluding the Call Settlement Date.

Call Price:	80% of the Initial Stock Price, to be determined on the Pricing Date.

Call Dates:	Quarterly on September 25, 2013, December 26, 2013, March 26, 2013, and Valuation Date.

Call Settlement Date:	Three business days following the applicable Call Date.

Valuation Date:	June 25, 2014

Maturity Date:	June 30, 2014

Reference Stock:	The shares of the Market Vectors Gold Miners ETF®.

Term:	As set forth on the cover page.

Initial Stock Price:	The closing price of the Reference Stock on the Pricing Date.

Final Stock Price:	The closing price of the Reference Stock on the Valuation Date.

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Reverse Convertible Notes due June 30, 2014 Linked to the Market Vectors Gold Miners ETF®

Payment at Maturity (if held to maturity):
For each $1,000 in principal amount of the Notes, the investor will receive$1,000 plus any accrued and unpaid interest at maturity unless the Final Stock Price is less than the Barrier Price.

If the Final Stock Price is less than the Barrier Price, then at maturity the investor will receive, in addition to accrued and unpaid interest, a cash amount equal to:

$1,000 + [$1,000 x (Percentage Change)]

This amount will be less than the principal amount of the Notes. Investors in the Notes could lose some or all of their investment at maturity if there has been a decline in the trading price of the Reference Stock.

Percentage Change:	The Percentage Change, expressed as a percentage, is calculated using the following formula:

= Final Stock Price - Initial Stock Price
Initial Stock Price

Monitoring Period:	The Valuation Date. The price of the Reference Stock between the Pricing Date and the Valuation Date will not impact the Payment at Maturity.

Monitoring Method:	Close of Trading Day

Physical Delivery:	Not applicable. We will only make a cash payment at maturity of the Notes.

Calculation Agent:	RBC Capital Markets, LLC

Secondary Market:
RBC Capital Markets, LLC (or one of its affiliates), though not obligated to do so, plans to maintain a secondary market in the Notes after the Issuance Date.  The amount that an investor may receive upon sale of the Notes prior to maturity may be less than the principal amount of those Notes.

Listing:	None

Settlement:	DTC global notes

Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Secondary Market” on the cover page and pages P2 and P3 of this terms supplement and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement.

RBC Capital Markets, LLC
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Reverse Convertible Notes due June 30, 2014 Linked to the Market Vectors Gold Miners ETF®

ADDITIONAL TERMS OF YOUR NOTES

You should read this terms supplement together with the prospectus dated January 28, 2011, as supplemented by the prospectus supplement dated January 28, 2011 and the product prospectus supplement dated January 28, 2011, relating to our Senior Global Medium-Term Notes, Series E, of which these Notes are a part. Capitalized terms used but not defined in this terms supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this terms supplement will control. The Notes vary from the terms described in the product prospectus supplement in several important ways. You should read this terms supplement carefully.

This terms supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated January 28, 2011 and “Additional Risk Factors Specific to the Notes” in the product prospectus supplement dated January 28, 2011, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000309/f127115424b3.htm

Prospectus Supplement dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000311/m127114424b3.htm

Product Prospectus Supplement dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000427/c24110424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 1000275.  As used in this terms supplement, the “Company,” “we,” “us,” or “our” refers to Royal Bank of Canada.

Royal Bank of Canada has filed a registration statement (including a product supplement, and prospectus supplement and a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this document relates. Before you invest, you should read those documents and the other documents relating to this offering that Royal Bank of Canada has filed with the SEC for more complete information about Royal Bank of Canada and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the product prospectus, the prospectus supplement and the prospectus if you so request by calling toll-free 866-609-6009.

RBC Capital Markets, LLC
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Reverse Convertible Notes due June 30, 2014 Linked to the Market Vectors Gold Miners ETF®

HYPOTHETICAL EXAMPLES OF AMOUNTS PAYABLE AT MATURITY

The examples set forth below are provided for illustration purposes only.  The assumptions in each of the examples are purely hypothetical and do not relate to the actual performance of the Reference Stock.  The hypothetical terms do not purport to be representative of every possible scenario concerning increases or decreases in the price of the Reference Stock on the Valuation Date relative to its price on the Pricing Date.  We cannot predict the actual performance of the Reference Stock.

The table below illustrates the Payment at Maturity of the Notes (excluding the final Coupon), assuming an Initial Stock Price of $100, a Barrier Price of 80% of the Initial Stock Price and an initial investment of $1,000. Hypothetical Final Stock Prices are shown in the first column on the left.  The second column shows the Payment at Maturity (as a percentage of the principal amount).  If the Final Stock Price is not less than the Barrier Price, your Payment at Maturity will be 100% of the Principal Amount. The third column shows the Payment at Maturity per $1,000 in principal amount of the Notes.

Hypothetical Final Stock Price	Payment at Maturity as Percentage of Principal Amount	Payment at Maturity Per $1,000 in Principal Amount
$140.00	100.00%	$1,000
$130.00	100.00%	$1,000
$120.00	100.00%	$1,000
$110.00	100.00%	$1,000
$100.00	100.00%	$1,000
$90.00	100.00%	$1,000
$80.00	100.00%	$1,000
$79.50	79.50%	$795
$70.00	70.00%	$700
$60.00	60.00%	$600
$35.00	35.00%	$350
$25.00	25.00%	$250
$0	0.00%	$0

The Payments at Maturity shown above are entirely hypothetical; they are based on market prices for the Reference Stock that may not be achieved on the Valuation Date and on assumptions that may prove to be erroneous. The actual market value of your Notes on the Maturity Date or at any other time, including any time you may wish to sell your Notes, may bear little relation to the hypothetical Payments at Maturity shown above, and those amounts should not be viewed as an indication of the financial return on an investment in the Notes or on an investment in the Reference Stock.  Please read “Additional Risk Factors Specific to Your Notes” and “Hypothetical Returns on Your Notes” in the accompanying product prospectus supplement.

RBC Capital Markets, LLC
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Reverse Convertible Notes due June 30, 2014 Linked to the Market Vectors Gold Miners ETF®

Payments on your Notes are economically equivalent to the amounts that would be paid on a combination of other instruments.  For example, payments on your Notes are economically equivalent to the amounts that would be paid on a combination of an interest-bearing bond purchased, and a cash-settled option sold, by the investor (with an implicit option premium paid over time to the investor).  The discussion in this paragraph does not modify or affect the terms of the offered Notes or the United States or Canadian income tax treatment of the offered Notes as described under “Supplemental Discussion of Canadian Tax Consequences” and “Supplemental Discussion of U.S. Federal Income Tax Consequences” in the accompanying product prospectus supplement.

RBC Capital Markets, LLC
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Reverse Convertible Notes due June 30, 2014 Linked to the Market Vectors Gold Miners ETF®

SELECTED RISK CONSIDERATIONS

An investment in the Notes involves significant risks.  Investing in the Notes is not equivalent to investing directly in the Reference Stock.  These risks are explained in more detail in the section “Additional Risk Factors Specific to Your Notes” in the product prospectus supplement.  In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:

•
Principal at Risk — Investors in the Notes could lose some or a substantial value of their principal amount if there is a decline in the trading price of the Reference Stock between the pricing date and the valuation date. The rate of interest payable on the Notes, which will be payable for less than one year, may not be sufficient to compensate for any such loss.

•
The Notes Are Subject to an Automatic Call — If, on any Call Date, the closing price of the Reference Stock is equal to or greater than the Call Price, then the Notes will be automatically called. If the Notes are automatically called, then, on the Call Settlement Date, for each $1,000 in principal amount, you will receive $1,000 plus any accrued and unpaid interest to but excluding the Call Settlement Date. You will not receive any interest payments after the Call Settlement Date. You may be unable to reinvest your proceeds from the Automatic Call in an investment with a return that is as high as the return on the Notes would have been if they had not been called.

•
No Delivery of Shares of the Reference Stock — The Notes will be payable only in cash.  You should not invest in the Notes if you seek to have shares of the Reference Stock delivered to you at maturity.

•
Market Disruption Events and Adjustments —The payment at maturity and the valuation date are subject to adjustment as described in the product prospectus supplement.  For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “General Terms of the Notes—Consequences of Market Disruption Events” in the product prospectus supplement.

•
The Inclusion in the Purchase Price of the Notes of a Selling Concession and of Royal Bank’s Cost of Hedging its Market Risk under the Notes Will Adversely Affect the Value of the Notes Prior to Maturity — The price at which you purchase of the Notes includes a selling concession (including a broker’s commission), as well as the costs that Royal Bank (or one of its affiliates) expects to incur in the hedging of its market risk under the Notes. Such hedging costs include the expected cost of undertaking this hedge, as well as the profit that Royal Bank (or its affiliates) expects to realize in consideration for assuming the risks inherent in providing such hedge.  As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•
The Holdings of the Reference Stock Are Concentrated in the Gold and Silver Mining Industries: All or substantially all of the equity securities held by the Reference Stock are issued by gold or silver mining companies. An investment in the Notes linked to the Reference Stock will be concentrated in the gold and silver mining industries.  As a result of being linked to a single industry or sector, the Notes may have increased volatility as the share price of the Market Vectors Gold Miners ETF may be more susceptible to adverse factors that affect that industry or sector. Competitive pressures may have a significant effect on the financial condition of companies in these industries.

RBC Capital Markets, LLC
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Reverse Convertible Notes due June 30, 2014 Linked to the Market Vectors Gold Miners ETF®

In addition, these companies are highly dependent on the price of gold or silver, as applicable. These prices fluctuate widely and may be affected by numerous factors. Factors affecting gold prices include economic factors, including, among other things, the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold, levels of gold production and production costs, and short-term changes in supply and demand because of trading activities in the gold market. Factors affecting silver prices include general economic trends, technical developments, substitution issues and regulation, as well as specific factors including industrial and jewelry demand, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar (the currency in which the price of silver is generally quoted) and other currencies, interest rates, central bank sales, forward sales by producers, global or regional political or economic events, and production costs and disruptions in major silver producing countries such as Mexico and Peru. The supply of silver consists of a combination of new mine production and existing stocks of bullion and fabricated silver held by governments, public and private financial institutions, industrial organizations and private individuals. In addition, the price of silver has on occasion been subject to very rapid short-term changes due to speculative activities. From time to time, above-ground inventories of silver may also influence the market.

•
Relationship to Gold and Silver Bullion: The Reference Stock measures the performance of shares of gold and silver mining companies and not gold bullion or silver bullion. The Reference Stock may under- or over-perform gold bullion and/or silver bullion over the term of the Notes.

RBC Capital Markets, LLC
P8

Reverse Convertible Notes due June 30, 2014 Linked to the Market Vectors Gold Miners ETF®

U.S. FEDERAL TAX INFORMATION

RevCon 78008S3G9 (GDX): [  ]% of each stated interest payment ([11.75% to 13.75%] in total) will be treated as an interest payment and [  ]% of each stated interest payment will be treated as payment for the Put Option for U.S. federal income tax purposes.

Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement dated January 28, 2011 under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which applies to your Notes and is further supplemented by the summary below.

Dividend Equivalent. A “dividend equivalent” payment is treated as a dividend from sources within the U.S. and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder (as defined in the product prospectus supplement).  Under proposed U.S. Treasury Department regulations, certain payments that are contingent upon or determined by reference to U.S. source dividends, including payments reflecting adjustments for extraordinary dividends, with respect to equity-linked instruments, including the Notes, may be treated as dividend equivalents.  If enacted in their current form, the regulations will impose a withholding tax on payments made on the Notes on or after January 1, 2014 that are treated as dividend equivalents.  In that case, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.  Further, non-U.S. holders may be required to provide certifications prior to, or upon the sale, redemption or maturity of the Notes in order to minimize or avoid U.S. withholding taxes.

Foreign Account Tax Compliance Act. The Internal Revenue Service has issued notices and the Treasury Department has issued final regulations affecting the legislation enacted on March 18, 2010 and discussed in the product prospectus supplement dated January 28, 2011 under “Supplemental Discussion of U.S. Federal Income Tax Consequences—Supplemental U.S. Tax Considerations—Legislation Affecting Taxation of Notes Held By or Through Foreign Entities.”  Pursuant to the final regulations, withholding requirements with respect to payments made on the Notes will generally begin no earlier than January 1, 2014, and the withholding tax will not be imposed on payments pursuant to obligations outstanding on January 1, 2014.  Account holders subject to information reporting requirements pursuant to the legislation may include holders of the Notes.  Holders are urged to consult their own tax advisors regarding the implications of this legislation and subsequent guidance on their investment in the Notes.

RBC Capital Markets, LLC
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Reverse Convertible Notes due June 30, 2014 Linked to the Market Vectors Gold Miners ETF®

INFORMATION REGARDING THE ISSUER OF THE REFERENCE STOCK

Information provided to or filed with the SEC by the Reference Stock under the Securities Act of 1933, as amended, and the Investment Company Act can be located by reference to SEC file numbers 333-123257 and 811-10325, respectively, through the SEC’s website at http://www.sec.gov. Additional information about Van Eck Associates Corporation (“Van Eck”) and the Reference Stock may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the Van Eck website at http://www.vaneck.com. The information below was compiled from the Van Eck website. We have not independently verified the accuracy or completeness of the information above or below. Information contained in the Van Eck website is not incorporated by reference in, and should not be considered a part of, this terms supplement.

The Reference Stock is an investment portfolio maintained and managed by Market Vectors ETF Trust (the “Trust”) and advised by Van Eck. The Trust is a registered open-end investment company that consists of numerous separate investment portfolios, including the Reference Stock. The Reference Stock is an exchange traded fund that trades on the NYSE Arca under the ticker symbol “GDX.”

The Reference Stock seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the Underlying Index. The Underlying Index was developed by the NYSE Amex and is calculated, maintained and published by the NYSE Arca. The Underlying Index is a modified market capitalization-weighted index comprised of publicly traded companies involved primarily in mining for gold or silver. The Underlying Index includes common stocks and ADRs of selected companies that are involved primarily in mining for gold or silver and that are listed for trading on the NYSE, NYSE Arca, or the NASDAQ Stock Market. Only companies with market capitalizations greater than $100 million that have an average daily volume of at least 50,000 shares over the past six months are eligible for inclusion in the Underlying Index.

The Underlying Index’s benchmark value was 500.0 at the close of trading on December 20, 2002. As of June 5, 2013, there were 31 gold and silver mining companies included in the Reference Stock.

The Reference Stock utilizes a “passive” or “indexing” investment approach in attempting to track the performance of the Underlying Index. The Reference Stock will invest in all of the securities which comprise the Underlying Index. The Reference Stock will normally invest at least 95% of its total assets in common stocks that comprise the Underlying Index.

Holdings Information

The following table summarizes the Reference Stock’s top holdings in individual companies as of June 5, 2013.

Company	Percentage of Total Holdings
Goldcorp Inc	11.80%
Barrick Gold Corp	9.64%
Newmont Mining Corp	7.88%
Randgold Resources Ltd	5.56%
Yamana Gold Inc	5.27%
Silver Wheaton Corp	4.87%
AngloGold Ashanti Ltd	4.85%
Eldorado Gold Corp	4.58%
Agnico-Eagle Mines Ltd	4.53%

RBC Capital Markets, LLC
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Reverse Convertible Notes due June 30, 2014 Linked to the Market Vectors Gold Miners ETF®

Disclaimer

The Notes are not sponsored, endorsed, sold or promoted by Van Eck. Van Eck makes no representations or warranties to the owners of the Notes or any member of the public regarding the advisability of investing in the Notes. Van Eck has no obligation or liability in connection with the operation, marketing, trading or sale of the Notes.

The Underlying Index

We have derived all information contained in this terms supplement regarding the Underlying Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information and information supplied by the NYSE Arca. Such information reflects the policies of, and is subject to change by, the NYSE Arca. We have not independently verified the accuracy or completeness of such information. The Underlying Index was developed by the NYSE Amex (formerly the American Stock Exchange) and is calculated, maintained and published by the NYSE Arca. The NYSE Arca has no obligation to continue to publish, and may discontinue the publication of, the Underlying Index. The Underlying Index is reported by Bloomberg L.P. under the ticker symbol “GDM.”

Eligibility Criteria for Index Components

The Underlying Index includes common stocks and ADRs of selected companies that are involved in mining for gold and silver and that are listed for trading on the New York Stock Exchange, the NYSE Amex Stock Exchange or the NASDAQ Global Market. Only companies with a market capitalization of greater than $100 million that have an average daily trading volume of at least 50,000 shares or ADRs over the past six months are eligible for inclusion in the Underlying Index. NYSE Arca has the discretion to not include all companies that meet the minimum criteria for inclusion.

Calculation of the Underlying Index

The Underlying Index is calculated by NYSE Arca on a price return basis. The calculation is based on the current modified market capitalization divided by a divisor. The divisor was determined on the initial capitalization base of the Underlying Index and the base level and may be adjusted as a result of corporate actions and composition changes, as described below.

Index Maintenance

The Underlying Index is reviewed quarterly to ensure that at least 90% of the index weight is accounted for by index components that continue to meet the initial eligibility requirements. NYSE Arca may at any time and from time to time change the number of securities comprising the group by adding or deleting one or more securities, or replacing one or more securities contained in the group with one or more substitute securities of its choice, if in NYSE Arca’s discretion such addition, deletion or substitution is necessary or appropriate to maintain the quality and/or character of the Underlying Index. Components will be removed from the Underlying Index during the quarterly review if the market capitalization falls below $50 million or the traded average daily shares for the previous six months is lower than 25,000 shares.

At the time of the quarterly rebalance, the component security weights will be modified to conform to the following asset diversification requirements:

RBC Capital Markets, LLC
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Reverse Convertible Notes due June 30, 2014 Linked to the Market Vectors Gold Miners ETF®

(1)	the weight of any single component security may not account for more than 20% of the total value of the Underlying Index;

(2)
the component securities are split into two subgroups–large and small, which are ranked by market capitalization weight in the Underlying Index. Large securities are defined as having a starting index weight greater than or equal to 5%. Small securities are defined as having a starting index weight below 5%; and

(3)	the aggregate weight of those component securities which individually represent more than 4.5% of the total value of the Underlying Index may not account for more than 50% of the total index value.

The weights of the components securities (taking into account expected component changes and share adjustments) are modified in accordance with the Underlying Index’s diversification rules.

Changes to the index composition and/or the component security weights in the Underlying Index are determined and announced prior to taking effect, which typically occurs after the close of trading on the third Friday of each calendar quarter month in connection with the quarterly index rebalance. The share weight of each component security in the index portfolio remains fixed between quarterly reviews except in the event of certain types of corporate actions such as stock splits, reverse stock splits, stock dividends, or similar events. The share weights used in the index calculation are not typically adjusted for shares issued or repurchased between quarterly reviews. However, in the event of a merger between two components, the share weight of the surviving entity may be adjusted to account for any stock issued in the acquisition.  NYSE Arca may substitute securities or change the number of securities included in the Underlying Index, based on changing conditions in the industry or in the event of certain types of corporate actions, including mergers, acquisitions, spin-offs, and reorganizations. In the event of component or share weight changes to the index portfolio, the payment of dividends other than ordinary cash dividends, spin-offs, rights offerings, re-capitalization, or other corporate actions affecting a component security of the Underlying Index, the index divisor may be adjusted to ensure that there are no changes to the index level as a result of nonmarket forces.

RBC Capital Markets, LLC
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Reverse Convertible Notes due June 30, 2014 Linked to the Market Vectors Gold Miners ETF®

HISTORICAL INFORMATION

The following graph sets forth the recent historical performances of the Reference Stock.  In addition, below the graph is a table setting forth the intra-day high, intra-day low and period-end closing prices of the Reference Stock.  The information provided in the table is for the four calendar quarters of 2010, 2011, 2012 and the first calendar quarter of 2013, and for the period from April 1, 2013 to June 4, 2013.

We obtained the information regarding the historical performance of the Reference Stock in the chart below from Bloomberg Financial Markets.

We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets.  The historical performance of the Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the market prices of the Reference Stock on the Valuation Date.  We cannot give you assurance that the performance of the Reference Stock will not result in the loss of all or part of your investment.

RBC Capital Markets, LLC
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Reverse Convertible Notes due June 30, 2014 Linked to the Market Vectors Gold Miners ETF®

Period-Start Date	Period-End Date	High Intra-Day Price of the Reference Stock in ($)	Low Intra-Day Price of the Reference Stock in ($)	Period-End Closing Price of the Reference Stock in ($)
1/1/2010	3/31/2010	51.16	39.48	44.41
4/1/2010	6/30/2010	54.83	45.36	51.96
7/1/2010	9/30/2010	56.86	46.80	55.93
10/1/2010	12/31/2010	64.62	53.68	61.47

1/1/2011	3/31/2011	62.02	52.47	60.06
4/1/2011	6/30/2011	64.14	51.11	54.59
7/1/2011	9/30/2011	66.97	51.11	55.19
10/1/2011	12/30/2011	63.70	49.22	51.43

1/1/2012	3/30/2012	57.93	48.05	49.57
4/1/2012	6/29/2012	50.76	39.08	44.77
7/1/2012	9/28/2012	55.25	40.41	53.71
10/1/2012	12/31/2012	54.64	44.17	46.39

1/1/2013	3/28/2013	47.52	35.57	37.85
4/1/2013	6/4/2013	37.88	26.25	29.76

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

RBC Capital Markets, LLC
P14

Reverse Convertible Notes due June 30, 2014 Linked to the Market Vectors Gold Miners ETF®

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)
We expect that delivery of the Notes will be made against payment for the Notes on or about June 28, 2013, which is the third (3rd) business day following the Pricing Date (this settlement cycle being referred to as “T+3”). See “Plan of Distribution” in the prospectus supplement dated January 28, 2011. For additional information as to the relationship between us and RBC Capital Markets, LLC, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus dated January 28, 2011.

RBCCM will pay fees of up to $5.00 per $1,000 in principal amount of the Notes to one or more FINRA members for marketing services relating to this offering.

RBC Capital Markets, LLC
P15

RBC Capital Markets®
REVERSE CONVERTIBLE NOTES I RBC STRUCTURED NOTES
Callable Reverse Convertible Notes Linked to the Market Vectors Gold Miners ETF Due June 30, 2014

KEY TERMS

•	Reference Stock: The shares of the Market Vectors Gold Miners ETF
•	Coupon Rate (Per Annum): [11.75% - 13.75%], to be determined on the pricing date, and paid in equal quarterly payments.
•	Barrier Price: 80%
•	Term: twelve (12) months

INVESTMENT THESIS

•	Receive a fixed quarterly coupon for the term of the note, in exchange for the possible loss of principal if the Reference Stock closes below the Barrier Price on the Valuation Date.
•	Notes are subject to automatic call at par if the closing price of the Reference Stock exceeds the Initial Stock Price on any quarterly Call Date.

KEY RISK FACTORS

•	The notes are subject to Royal Bank of Canada’s credit risk.
•	The notes are not principal protected.
•	You could lose some or all of your investment at maturity if the trading price of the Reference Stock declines.
•	The notes are subject to automatic early redemption.
•	The notes are likely to have limited liquidity.

TAX

•
Each investor will agree to treat the notes as an investment unit consisting of (i) a non-contingent debt instrument subject to the rules governing short-term debt instruments and (ii) a Put Option for U.S. federal income tax purposes, as described in more detail in the product supplement.

ORDER DEADLINE

•	RBCCM will accept orders to purchase the notes until June 25, 2013.

CUSIP: 78008S3G9	|	PRICING DATE: June 25, 2013	|	ISSUE DATE: June 28, 2013

IRS Circular 230 Notice:  To ensure compliance with IRS Circular 230, you are hereby notified that: (a) any discussion of federal tax issues contained or referred to herein is not intended or written to be used, and cannot be used, by you for the purpose of avoiding penalties that may be imposed on you under the Internal Revenue Code; (b) such discussion is written in connection with the promotion or marketing by us of the transactions or matters addressed herein; and (c) you should seek advice based on your particular circumstances from an independent tax advisor.